

SECUR [barcode] ON

10036013

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51753

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/29/08 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Goldman Sachs Financial Markets, L.P.

OFFICIAL USE ONLY
223598448 FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 West Street
(No. and Street)

New York (City) New York (State) 10013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Favia (212) 902-1710
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

GOLDMAN SACHS FINANCIAL MARKETS, L.P.

Statement
of
Financial Condition
as of December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Partners of
Goldman Sachs Financial Markets, L.P.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Goldman Sachs Financial Markets, L.P. (the "firm") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the firm's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2010

GOLDMAN SACHS FINANCIAL MARKETS, L.P.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2009
(in thousands)

Assets	
Cash	$ 11,091
Receivables from brokers and dealers	1,987,087
Receivables from customers (includes $60,478 at fair value)	88,770
Financial instruments purchased under agreements to resell, at fair value	1,122,000
Financial instruments owned, at fair value	764,857
Financial instruments owned and pledged as collateral, at fair value	1,693,816
Total financial instruments owned, at fair value	2,458,673
Other assets	2,446
Total assets	$ 5,670,067
Liabilities and partners' capital	
Unsecured short-term borrowings	$ 44,998
Payables to brokers and dealers	31,113
Payables to customers	23,195
Collateralized financings:	
Securities loaned	1,709,164
Financial instruments sold under agreements to repurchase, at fair value	558,486
Financial instruments sold, but not yet purchased, at fair value	2,609,968
Other liabilities and accrued expenses	19,897
Total liabilities	4,996,821
Contingencies and guarantees	
Subordinated borrowings	440,000
Partners' capital	233,246
Total liabilities and partners' capital	$ 5,670,067

The accompanying notes are an integral part of this statement of financial condition.

GOLDMAN SACHS FINANCIAL MARKETS, L.P.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1. Description of Business

Goldman Sachs Financial Markets, L.P. (the firm), a Securities and Exchange Commission (SEC) registered U.S. broker-dealer, is an indirectly wholly owned subsidiary of The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation and a financial holding company. The firm's business consists of dealer activities in eligible over-the-counter (OTC) derivative instruments, as defined by SEC Rule 3b-13, together with related cash management and portfolio management activities.

Note 2. Significant Accounting Policies

Basis of Presentation

This statement of financial condition includes the accounts of the firm and the results of transactions with affiliated entities. These are primarily securities and financing transactions.

In connection with Group Inc. becoming a bank holding company, the firm was required to change its fiscal year-end from November to December. In April 2009, the Board of Directors of Group Inc. approved a change in the firm's fiscal year-end from the last Friday of December to December 31. The firm also changed to a calendar year-end.

All references to 2009, unless specifically stated otherwise, refer to the firm's fiscal period ended, or the date, as the context requires, December 31, 2009.

Use of Estimates

This statement of financial condition has been prepared in accordance with generally accepted accounting principles (GAAP) that require management to make certain estimates and assumptions. The most important of these estimates and assumptions relate to fair value measurements and the provision for potential losses that may arise from litigation and regulatory proceedings and tax audits. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Financial Instruments. Substantially all total financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value are reflected in the statement of financial condition.

Other Financial Assets and Financial Liabilities at Fair Value. In addition to financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value, the firm has elected to account for certain of its other financial assets and financial liabilities at fair value under accounting standards codification (ASC) 815-15 and 825-10 (i.e., the fair value option).

Such financial assets and financial liabilities accounted for at fair value include:

- Resale and repurchase agreements;
- Receivables from customers

Fair Value Measurements. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., the exit price). Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs.

The fair value hierarchy under ASC 820 prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

	Basis of Fair Value Measurement
Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The firm defines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument. The firm defines active markets for debt instruments based on both the average daily trading volume and the number of days with trading activity.

Credit risk is an essential component of fair value. Cash products and derivative instruments (particularly those with significant future projected cash flows) trade in the market at levels which reflect credit considerations. The firm calculates the fair value of derivative assets by discounting future cash flows at a rate which incorporates counterparty credit spreads and the fair value of derivative liabilities by discounting future cash flows at a rate which incorporates the firm's own credit spreads. In doing so, credit exposures are adjusted to reflect mitigants, namely collateral agreements which reduce exposures based on triggers and contractual posting requirements. The firm manages its exposure to credit risk as it does other market risks and will price, economically hedge, facilitate and intermediate trades which involve credit risk. The firm records liquidity valuation adjustments to reflect the cost of exiting concentrated risk positions, including exposure to the firm's own credit spreads.

In determining fair value, the firm separates its total financial instruments owned, at fair value and its financial instruments sold, but not yet purchased, at fair value into two categories: cash instruments and derivative contracts.

- **Cash Instruments.** The firm's cash instruments are generally classified within level 1 or level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The type of instruments are valued based on quoted market prices in active markets include active listed equities. Such instruments are generally classified within level 1 of the fair value hierarchy. Instruments classified within level 1 of the fair value hierarchy are required to be carried at quoted market prices, even in situations where the firm holds a large

position and a sale could reasonably impact the quoted price.

The types of instruments that trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternate pricing sources with reasonable levels of price transparency include less liquid listed equities. Such instruments are generally classified within level 2 of the fair value hierarchy.

For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

- **Derivative Contracts.** Derivative contracts can be exchange-traded or over-the-counter (OTC). Exchange-traded derivatives typically fall within level 1 or level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. The firm generally values exchange-traded derivatives using models which calibrate to market-clearing levels and eliminate timing differences between the closing price of the exchange-traded derivatives and their underlying instruments. In such cases, exchange-traded derivatives are classified within level 2 of the fair value hierarchy.

  OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market-clearing transactions, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Where models are used, the selection of a particular model to value an OTC derivative depends upon the contractual terms of, and specific risks inherent in, the instrument, as well as the availability of pricing information in the market. The firm generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, voluntary and involuntary prepayment rates, loss severity rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. OTC derivatives are classified within level 2 of the fair value hierarchy when all of the significant inputs can be corroborated to market evidence.

  Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. Such instruments are classified within level 3 of the fair value hierarchy. Where the firm does not have corroborating market evidence to support significant model inputs and cannot verify the model to market transactions, the transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception equals the transaction price. The valuations of these less liquid OTC derivatives are typically based on level 1 and/or level 2 inputs that can be observed in the market, as well as unobservable level 3 inputs. Subsequent to initial recognition, the firm updates the level 1 and level 2 inputs to reflect observable market changes, with resulting gains and losses reflected within level 3. Level 3 inputs are only changed when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations, or other empirical market data. When such evidence is not available, it is possible that a different valuation model could produce a materially different estimate of fair value.

When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

Collateralized Agreements and Financings. Collateralized agreements consist of resale agreements. Collateralized financings consist of repurchase agreements and securities loaned. Collateralized agreements and financings are presented on a net-by-counterparty basis when a right of setoff exists.

- **Resale and Repurchase Agreements.** Financial instruments purchased under agreements to resell and financial instruments sold under agreements to repurchase, principally U.S. government obligations, represent short-term collateralized financing transactions with an affiliate. The firm receives financial instruments purchased under agreements to resell, makes delivery of financial instruments sold under agreements to repurchase, monitors the market value of these securities on a daily basis and delivers or obtains additional collateral as appropriate. As noted above, resale and repurchase agreements are carried in the statement of financial condition at fair value under the fair value option. Resale and repurchase agreements are generally valued based on inputs with reasonable levels of price transparency and are generally classified within level 2 of the fair value hierarchy.

- **Securities Loaned.** Securities loaned are generally collateralized by cash or securities and are recorded based on the amount of cash collateral received plus accrued interest. The firm makes delivery of securities loaned, generally to an affiliate, monitors the market value of securities loaned on a daily basis and delivers or obtains additional collateral as appropriate. As these arrangements generally can be terminated on-demand, they exhibit little, if any, sensitivity to changes in interest rates.

Foreign Currency Translation

Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the statement of financial condition.

Income Taxes

Income taxes are provided for using the asset and liability method. Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the firm's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The firm's tax assets and liabilities are presented as a component of "Other assets" and "Other liabilities", respectively, in the statement of financial condition.

The firm adopted amended accounting principles related to the accounting for uncertainty in income taxes (ASC 740) as of December 1, 2007. The firm recognizes tax positions in the financial statements only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements. The adoption did not have an effect on the firm's financial condition.

On May 28, 1999, the firm elected to be treated as a corporation for tax purposes and, consequently, its earnings are subject to U.S. federal, state and local taxes. The firm is included with Group Inc. and subsidiaries in the

consolidated corporate federal tax return as well as the consolidated/combined state and local tax returns. The firm computes its tax liability as if it was filing a tax return on a modified stand-alone company basis and settles such liability with Group Inc. The firm's tax liabilities are presented as a component of "Other liabilities" in the statement of financial condition. At December 2009, the firm had a payable of $19.3 million to Group Inc. for its income taxes.

Recent Accounting Developments

FASB Accounting Standards Codification. In July 2009, the FASB launched the FASB Accounting Standards Codification (the Codification) as the single source of GAAP. While the Codification did not change GAAP, it introduced a new structure to the accounting literature and changed references to accounting standards and other authoritative accounting guidance. The Codification was effective for the firm for the period ended December 2009 and did not have an effect on the firm's financial condition.

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (ASC 820). In April 2009, the FASB issued amended accounting principles related to determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. Specifically, these amended principles list factors which should be evaluated to determine whether a transaction is orderly, clarify that adjustments to transactions or quoted prices may be necessary when the volume and level of activity for an asset or liability have decreased significantly, and provide guidance for determining the concurrent weighting of the transaction price relative to fair value indications from other valuation techniques when estimating fair value. The firm adopted these amended accounting principles for the period ended December 2009. Since the firm's fair value methodologies were consistent with these amended accounting principles, adoption did not affect the firm's financial condition.

Subsequent Events (ASC 855). In May 2009, the FASB issued amended accounting principles related to subsequent events, which codify the guidance regarding the disclosure of events occurring subsequent to the balance sheet date. These amended principles do not change the definition of a subsequent event (i.e., an event or transaction that occurs after the balance sheet but before the financial statements are issued) but require disclosure of the date through which subsequent events were evaluated when determining whether adjustment to or disclosure in the financial statements is required. These amended principles were effective for the firm for the period ended December 2009. For the period ended 2009, the firm evaluated subsequent events through February 26, 2010. Since these amended principles require only additional disclosures concerning subsequent events, adoption of the standard did not affect the firm's financial condition.

Improving Disclosures about Fair Value Measurements (ASC 820). In January 2010, the FASB issued ASU No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements." ASU No. 2010-06 provides amended disclosure requirements related to fair value measurements. ASU No. 2010-06 is effective for financial statements issued for reporting periods beginning after December 15, 2009 for certain disclosures and for reporting periods beginning after December 15, 2010 for other disclosures. Since these amended guidelines require only additional disclosures concerning fair value measurements, adoption will not affect the firm's financial condition.

Note 3. Financial Instruments

Fair Value of Financial Instruments

The following table sets forth the firm's financial instruments owned, at fair value, including those pledged as collateral, and financial instruments sold, but not yet purchased, at fair value. At any point in time, the firm may use cash instruments as well as derivatives to manage a long or short risk position.

	As of December 2009	
	Assets	Liabilities
	(in thousands)	
Equities and convertible debentures	$ 1,826,998	$ 2,133,245
Derivative contracts	631,675 [1]	476,723 [1]
Total	$ 2,458,673	$ 2,609,968

[1] Net of cash received pursuant to credit support agreements of $8.9 million and $48.8 million as of December 2009 for assets and liabilities respectively.

Fair Value Hierarchy

The following tables set forth by level within the fair value hierarchy total financial instruments owned, at fair value, financial instruments sold, but not yet purchased, at fair value, and other financial assets and liabilities accounted for at fair value under the fair value option as of December 2009. See Note 2 for further information on the fair value hierarchy. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Financial Assets at Fair Value as of December 2009				
	Level 1	Level 2	Level 3	Netting and Collateral	Total
			(in thousands)		
Equities and convertible debentures	$ 1,820,041	$ 6,957	$ -	$ -	$ 1,826,998
Cash instruments	1,820,041	6,957	-	-	1,826,998
Derivative contracts	-	638,317	2,314	(8,956) [2]	631,675
Financial instruments owned, at fair value	1,820,041	645,274	2,314	(8,956)	2,458,673
Receivables from customers, at fair value [1]	-	60,478	-	-	60,478
Financial instruments purchased under agreements to resell, at fair value	-	1,122,000	-	-	1,122,000
Total financial assets at fair value	$ 1,820,041	$ 1,827,752	$ 2,314 [3]	$ (8,956)	$ 3,641,151

[1] Consists of prepaid variable share forwards.
[2] Represents cash collateral and the impact of netting across the levels of the fair value hierarchy. Netting among positions classified within the same level is included in that level.
[3] Level 3 assets were less than 1% of Total financial assets, at fair value and Total assets in the statement of financial condition.

	Financial Liabilities at Fair Value as of December 2009				
	Level 1	Level 2	Level 3	Netting and Collateral	Total
			(in thousands)		
Equities and convertible debentures	$ 2,123,625	$ 9,620	$ -	$ -	$ 2,133,245
Cash instruments	2,123,625	9,620	-	-	2,133,245
Derivative contracts	-	523,986	1,566	(48,829) [2]	476,723
Financial instruments sold, but not yet purchased, at fair value	2,123,625	533,606	1,566	(48,829)	2,609,968
Financial instruments sold under agreements to repurchase, at fair value	-	558,486	-	-	558,486
Total financial liabilities at fair value	$ 2,123,625	$ 1,092,092	$ 1,566 [1]	$ (48,829)	$ 3,168,454

(1) Level 3 liabilities were less than 1% of Total financial liabilities at fair value and Total liabilities in the statement of financial condition.
(2) Represents cash collateral and the impact of netting across the levels of the fair value hierarchy. Netting among positions classified within the same level is included in that level.

Credit Concentrations

Credit concentrations may arise from trading activities and may be impacted by changes in economic, industry or political factors. The firm seeks to mitigate credit risk by actively monitoring exposures and obtaining collateral as deemed appropriate. While the firm's activities expose it to many different industries and counterparties, the firm routinely executes transactions with counterparties in the financial services industry, including brokers and dealers and other institutional clients. This has resulted in significant credit concentrations with respect to this industry. In the ordinary course of business, the firm may also be subject to a concentration of credit risk to a particular counterparty, borrower or issuer.

As of December 2009, $1,122.0 million (20% of total assets) of the firm's financial instruments purchased under agreements to resell were collateralized by U.S. government obligations. As of December 2009, the firm did not have credit exposure to any other counterparty that exceeded 1% of the firm's total assets.

Derivative Activities

Derivative contracts are instruments, such as futures, forwards, swaps or option contracts that derive their value from underlying assets, indices, reference rates, or a combination of these factors. Derivative instruments may be privately negotiated contracts, which are often referred to as OTC derivatives, or they may be listed and traded on an exchange. Derivatives may involve future commitments to purchase or sell financial instruments, or to exchange interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities or indices.

The firm enters into derivative transactions to facilitate client transactions and as a means of risk management. Risk exposures are managed through diversification, by controlling position sizes and by entering into offsetting positions.

The fair value of the firm's derivative contracts is reflected net of cash paid or received pursuant to credit support agreements and is reported on a net-by-counterparty basis in the firm's statement of financial condition when management believes a legal right of setoff exists under an enforceable netting agreement. The following table sets

forth the fair value and the number of the firm's derivative contracts by major product type on a gross basis as of December 2009. Gross fair values in the table below exclude the effects on both netting under enforceable netting agreements and netting of cash received or posted pursuant to credit support agreements, and therefore are not representative of the firm's exposure:

	As of December 2009		
	Derivative Assets	**Derivative Liabilities**	**Number of Contracts**
	(in thousands, except number of contracts)		
Derivative contracts for trading activities			
Interest Rates	$ 495	$ 234	4
Currencies	14	4	10
Equities	2,312,789	2,197,981	7,582
Gross fair value of derivative contracts	$ 2,313,298	$ 2,198,219	7,596
Counterparty netting [1]	(1,672,667)	(1,672,667)	
Cash collateral netting [2]	(8,956)	(48,829)	
Fair value included in financial instruments owned, at fair value	$ 631,675		
Fair value included in financial instruments sold, but not yet purchased, at fair value		$ 476,723	

(1) Represents the netting of receivable balances with payable balances for the same counterparty pursuant to enforceable netting agreements.

(2) Represents the netting of cash collateral received and posted on a counterparty basis pursuant to credit support agreements.

Collateralized Transactions

The firm receives financial instruments as collateral, primarily in connection with resale agreements and derivative transactions. Such financial instruments may include obligations of the U.S. government and corporations, as well as equities and convertibles.

In many cases, the firm is permitted to sell or repledge these financial instruments in connection with entering into repurchase agreements, securities lending agreements, collateralizing derivative transactions or covering short positions.

The firm also pledges assets that it owns to counterparties who may or may not have the right to deliver or repledge them. Financial instruments pledged to counterparties that have the right to deliver or repledge assets are reported as "Financial instruments owned and pledged as collateral, at fair value" in the statement of financial condition and were $1,693.8 million as of December 2009.

Note 4. Unsecured Short-Term Borrowings

The firm obtains short-term borrowings from Group Inc. As of December 2009, the firm borrowed $45.0 million under this short-term financing, which bears interest at floating rates of interest based on prevailing market rates.

Note 5. Contingencies and Guarantees

Contingencies

Pursuant to an agreement, Group Inc. guarantees and meets the firm's margin requirement with Goldman, Sachs & Co. (GS&Co), a U.S. registered broker-dealer and affiliate as required under Regulation T of the Federal Reserve. As of December 2009, Group Inc. posted approximately $2,333.5 million of margin with GS&Co. on behalf of the firm. In the unlikely event that Group Inc. does not post the required margin, the firm would need to post margin to GS&Co. This balance is not included in the firm's statement of financial condition.

Note 6. Transactions with Related Parties

Service Agreement

Pursuant to a service agreement, GS&Co. provides all sales, marketing, operational and administrative support services required by the firm to conduct its business as an OTC derivative dealer in exchange for a variable monthly fee.

Clearing Arrangements

"Receivables from brokers and dealers" in the statement of financial condition includes balances related to margin for futures contracts posted with GS&Co. of $1.4 million. Additionally, $1,982.4 million and $3.2 million of receivables from brokers and dealers resulted from clearing arrangements with GS&Co. and Goldman Sachs International (GSI), a registered U.K. broker-dealer, respectively. All listed options and equities held by the firm are cleared on the appropriate exchange by GS&Co., GSI, or their clearing agents.

Derivative Activities

The firm had the following derivative balances with affiliates:

	As of December 2009	
	Assets	Liabilities
	(in thousands)	
GS&Co.	$ 179,125	$ 464,531
GSI	631,260	123,480
Netting	(302,605)	(302,605)
Total	$ 507,780	$ 285,406

Subordinated Borrowings

As of December 2009, the firm borrowed $200.0 million from Group Inc. under two subordinated loan agreements, which mature on May 31, 2011 and June 30, 2012. In addition, the firm has a $440.0 million revolving subordinated loan agreement with Group Inc., which matures on May 31, 2011. As of December 2009, $240.0 million was drawn down under this agreement.

Amounts borrowed under these subordinated loan agreements bear interest at a rate of LIBOR plus 0.75% per annum.

The subordinated borrowings are with related parties and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the firm's continued compliance with minimum net capital requirements, they may not be repaid.

Securities Loaned, Financial Instruments Purchased Under Agreements to Resell and Financial Instruments Sold Under Agreements to Repurchase

As of December 2009, the firm had $1,709.2 million of securities loaned to GS&Co. The firm also had tri-party resale and repurchase agreements with GS&Co. of $1,122.0 million and $558.7 million, respectively as of December 2009.

Note 7. Net Capital Requirement

The firm is a registered U.S. broker-dealer, which is subject to the SEC's "Uniform Net Capital Rule," and has been granted permission by the SEC to compute its regulatory net capital in accordance with Appendix F of that rule. As of December 2009, the firm had regulatory net capital, as defined, of $657.1 million, which exceeded the amount required by $637.1 million.